UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

CASTLIGHT HEALTH, INC.
(Name of Issuer)

CLASS B COMMON STOCK
(Title of Class of Securities)

14862Q100
(CUSIP Number)

Attention: General Counsel
Venrock Associates V, L.P.
Venrock Entrepreneurs Fund V, L.P.
Venrock Partners V, L.P.
Venrock Management V, LLC
VEF Management V, LLC
Venrock Partners Management V, LLC
3340 Hillview Avenue
Palo Alto, California 94304
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q100	Page 2 of 21

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 16,825,3012
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 16,825,3012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,825,3012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.3%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

CUSIP No. 14862Q100	Page 3 of 21

2
Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by Venrock Associates V, L.P., 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by Venrock Entrepreneurs Fund V, L.P. and 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by Venrock Partners V, L.P.  Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

3
The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 40,017,764 shares of Class B Common Stock outstanding as of October 30, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015 (the “Form 10-Q”), treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 16,825,301 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 17.8% of the Issuer’s outstanding combined Common Stock as of October 30, 2015, based on a total of 94,644,438 shares of Common Stock (including 54,626,674 shares of Class A Common Stock) outstanding as of October 30, 2015, as set forth in the Form 10-Q, and represent approximately 26.8% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100	Page 4 of 21

1	NAMES OF REPORTING PERSONS: VENROCK ENTREPRENEURS FUND V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 16,825,3012
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 16,825,3012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,825,3012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.3%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

CUSIP No. 14862Q100	Page 5 of 21

2
Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by Venrock Associates V, L.P., 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by Venrock Entrepreneurs Fund V, L.P. and 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by Venrock Partners V, L.P.  Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

3
The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 40,017,764 shares of Class B Common Stock outstanding as of October 30, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015 (the “Form 10-Q”), treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 16,825,301 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 17.8% of the Issuer’s outstanding combined Common Stock as of October 30, 2015, based on a total of 94,644,438 shares of Common Stock (including 54,626,674 shares of Class A Common Stock) outstanding as of October 30, 2015, as set forth in the Form 10-Q, and represent approximately 26.8% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100	Page 6 of 21

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 16,825,3012
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 16,825,3012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,825,3012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.3%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

CUSIP No. 14862Q100	Page 7 of 21

2
Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by Venrock Associates V, L.P., 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by Venrock Entrepreneurs Fund V, L.P. and 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by Venrock Partners V, L.P.  Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

3
The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 40,017,764 shares of Class B Common Stock outstanding as of October 30, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015 (the “Form 10-Q”), treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 16,825,301 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 17.8% of the Issuer’s outstanding combined Common Stock as of October 30, 2015, based on a total of 94,644,438 shares of Common Stock (including 54,626,674 shares of Class A Common Stock) outstanding as of October 30, 2015, as set forth in the Form 10-Q, and represent approximately 26.8% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100	Page 8 of 21

1	NAMES OF REPORTING PERSONS: VENROCK MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 16,825,3012
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 16,825,3012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,825,3012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.3%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

CUSIP No. 14862Q100	Page 9 of 21

2
Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by Venrock Associates V, L.P., 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by Venrock Entrepreneurs Fund V, L.P. and 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by Venrock Partners V, L.P.  Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

3
The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 40,017,764 shares of Class B Common Stock outstanding as of October 30, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015 (the “Form 10-Q”), treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 16,825,301 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 17.8% of the Issuer’s outstanding combined Common Stock as of October 30, 2015, based on a total of 94,644,438 shares of Common Stock (including 54,626,674 shares of Class A Common Stock) outstanding as of October 30, 2015, as set forth in the Form 10-Q, and represent approximately 26.8% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100	Page 10 of 21

1	NAMES OF REPORTING PERSONS: VEF MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 16,825,3012
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 16,825,3012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,825,3012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.3%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

CUSIP No. 14862Q100	Page 11 of 21

2
Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by Venrock Associates V, L.P., 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by Venrock Entrepreneurs Fund V, L.P. and 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by Venrock Partners V, L.P.  Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

3
The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 40,017,764 shares of Class B Common Stock outstanding as of October 30, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015 (the “Form 10-Q”), treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 16,825,301 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 17.8% of the Issuer’s outstanding combined Common Stock as of October 30, 2015, based on a total of 94,644,438 shares of Common Stock (including 54,626,674 shares of Class A Common Stock) outstanding as of October 30, 2015, as set forth in the Form 10-Q, and represent approximately 26.8% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100	Page 12 of 21

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 16,825,3012
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 16,825,3012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,825,3012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.3%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

CUSIP No. 14862Q100	Page 13 of 21

2
Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by Venrock Associates V, L.P., 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by Venrock Entrepreneurs Fund V, L.P. and 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by Venrock Partners V, L.P.  Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

3
The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 40,017,764 shares of Class B Common Stock outstanding as of October 30, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015 (the “Form 10-Q”), treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 16,825,301 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 17.8% of the Issuer’s outstanding combined Common Stock as of October 30, 2015, based on a total of 94,644,438 shares of Common Stock (including 54,626,674 shares of Class A Common Stock) outstanding as of October 30, 2015, as set forth in the Form 10-Q, and represent approximately 26.8% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100	Page 14 of 21

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Venrock Entities (as defined below) and the Venrock GPs (as defined below) to report the acquisition of Common Stock, as described in Item 3 below.

ITEM 1.                      SECURITY AND ISSUER

The class of equity securities to which this statement relates is Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), of Castlight Health, Inc., a Delaware corporation (the “Issuer” or “Castlight”). The principal executive offices of the Issuer are located at 121 Spear Street, Suite 300, San Francisco, CA 94105.

ITEM 2.                      IDENTITY AND BACKGROUND

(a)
This Schedule 13D is filed by Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”) and Venrock Partners V, L.P. (“VP5”), each a Delaware limited partnership (collectively, the “Venrock Entities”), and Venrock Management V, LLC, VEF Management V, LLC and Venrock Partners Management V, LLC, each a Delaware limited liability company (collectively, the “Venrock GPs”).

(b)	The address of the principal place of business of each of the Venrock Entities and Venrock GPs is 3340 Hillview Avenue, Palo Alto, California 94304.

(c)	The principal business of each of the Venrock Entities and Venrock GPs is a venture capital investment business.

(d)
During the last five years, none of the Venrock Entities, Venrock GPs or, to the knowledge of the Venrock Entities and Venrock GPs, any of the persons listed on Schedule 1 hereto (the “Listed Persons”) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Venrock Entities, Venrock GPs or, to the knowledge of the Venrock Entities and Venrock GPs, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Venrock Entity, Venrock GP or Listed Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a Delaware limited partnership and each of the Venrock GPs is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (i.e., the Listed Persons) and is incorporated by reference herein.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Venrock Entities may be deemed to beneficially own an aggregate of 16,825,301 shares of Class B Common Stock, as detailed below.

(i)
Class B Common Stock:  The Venrock Entities purchased an aggregate of 1,256,730 shares of Class B Common Stock in open market transactions between November 6, 2015 and November 18, 2015 at an aggregate purchase price of approximately $4.8 million, as detailed in Item 4 below. The funds used by the Venrock Entities to acquire the securities described herein were obtained from capital contributions by their respective partners.

(ii)
Class A Common Stock:  The Venrock Entities hold an aggregate of 15,568,571 shares of Class A Common Stock which were acquired through the automatic conversion of 15,568,571 shares of the Issuer’s convertible preferred stock at the consummation of the Issuer’s initial public offering (the “IPO”) on March 19, 2014.  Each share of Class A Common Stock is convertible, at any time at the option of the holder, into one share of Class B Common Stock. In addition, each share of Class A Common Stock will convert automatically into one share of Class B Common Stock upon the transfer, whether or not for value, that occurs after the closing of the IPO to any transferee who is not a “Permitted Transferee”, as defined in the Issuer's Restated Certificate of Incorporation in effect as of the date hereof.  Each share of the Issuer's Class A Common Stock will convert automatically into one share of Class B Common Stock upon the earliest to occur of the following: (a) the first date on which the number of shares of Class A Common Stock then outstanding is less than 15,340,384 shares, (b) March 19, 2024, or (c) a time and date approved in writing by holders of at least a majority of the then-outstanding shares of Class A Common Stock.  The funds used by the Venrock Entities to acquire the securities described herein were obtained from capital contributions by their respective partners.

CUSIP No. 14862Q100	Page 15 of 21

ITEM 4.                      PURPOSE OF TRANSACTION

The Venrock Entities purchased the Class B Common Stock for investment purposes. The Venrock Entities plan to continue acquiring additional shares of Class B Common Stock of the Issuer, depending on market indicators and the business performance of the Issuer, but do not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Venrock Entities or their ability to influence control of the Issuer.

Other than as described above, and except that the Venrock Entities, the Venrock GPs or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Class B Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Class B Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Venrock Entities, the Venrock GPs or, to the knowledge of the Venrock Entities and the Venrock GPs, the Listed Persons has any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Bryan Roberts, a member of each of the Venrock GPs, is a member of the Board of Directors of the Issuer.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

The Venrock Entities and the Venrock GPs are members of a group for purposes of this Schedule 13D.

(a)           As of the date hereof, the Venrock Entities own the following shares:

	Class A Common Stock Held(1)	Class B Common Stock Held	Class B Common Stock Beneficially Owned(2)
Venrock Associates V, L.P.	14,047,522	1,133,948	15,181,470
Venrock Partners V, L.P.	1,190,996	96,139	1,287,135
Venrock Entrepreneurs Fund V, L.P.	330,053	26,643	356,696

(1) Each share of Class A Common Stock is convertible, at any time at the option of the holder, into one share of Class B Common Stock.
(2) Includes shares of Class A Common Stock on an as converted basis.

As the general partners of VA5, VEF5 and VP5, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC may be deemed to own beneficially all of the Class B Common Stock.

Each of the Venrock Entities, the Venrock GPs and the Listed Persons may be deemed to own beneficially 30.3% of the outstanding Class B Common Stock. The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange

CUSIP No. 14862Q100	Page 16 of 21

Act, based on the 40,017,764 shares of Class B Common Stock outstanding as of October 30, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015 (the “Form 10-Q”), treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 16,825,301 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 17.8% of the Issuer’s outstanding combined Common Stock as of October 30, 2015, based on a total of 94,644,438 shares of Common Stock (including 54,626,674 shares of Class A Common Stock) outstanding as of October 30, 2015, as set forth in the Form 10-Q, and represent approximately 26.8% of the combined voting power of the Issuer’s Common Stock.

(b)           Each of the Venrock Entities and Venrock GPs has sole power to vote or to direct the vote of no shares of Class B Common Stock, sole power to dispose or to direct the disposition of no shares of Class B Common Stock, shared power to vote or to direct the vote of 16,825,301 shares of Class B Common Stock and shared power to dispose or to direct the disposition of 16,825,301 shares of Class B Common Stock.

(c)           The open market purchases described in Item 3 hereof, were acquired as follows:

	Venrock Associates V, L.P. (Number of Shares Purchased)	Venrock Partners V, L.P. (Number of Shares Purchased)	Venrock Entrepreneurs Fund V, L.P. (Number of Shares Purchased)	Average Purchase Price
November 6, 2015	479,139	40,591	11,270	$3.81
November 9, 2015	112,792	9,555	2,653	$3.84
November 10, 2015	315,817	26,755	7,428	$3.77
November 12, 2015	19,906	1,686	469	$3.85
November 13, 2015	50,749	4,299	1,194	$3.85
November 16, 2015	46,096	3,974	1,057	$3.84
November 18, 2015	109,449	9,279	2,572	$3.85

Neither the Venrock Entities, the Venrock GPs nor, to the knowledge of the Venrock Entities and the Venrock GPs, the Listed Persons has effected any transactions in the Class B Common Stock during the past 60 days other than those listed above.

(d)           No other person is known by the Venrock Entities and the Venrock GPs to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class B Common Stock beneficially owned by the Venrock Entities and the Venrock GPs.

(e)            Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Amended and Restated Investor Rights Agreement

The Venrock Entities and other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Investor Rights Agreement dated April 26, 2012 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

The holders of at least a majority of the then-outstanding registrable securities of the Issuer may make a written request to the Issuer for the registration of all or part of the registrable securities under the Securities Act, if the amount of registrable securities to be registered would yield an aggregate offering price to the public of at least $10.0 million. The Issuer is only required to file two registration statements that are declared effective upon exercise of these demand registration rights, and may postpone the filing of a registration statement for up to 120 days in a 12-month period if the Issuer’s board of directors determines that the filing would be seriously detrimental to the Issuer and its stockholders, provided that the Issuer does not register any securities for its own account or any other stockholder during such 120-day period.

CUSIP No. 14862Q100	Page 17 of 21

Form S-3 Registration Rights

The holders of then-outstanding registrable securities can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered, net of any underwriters’ discounts or commissions, is at least $1.0 million. The stockholders may only require the Issuer to effect one registration statement on Form S-3 in a 12-month period, and the Issuer may postpone the filing of a registration statement on Form S-3 once during any 12-month period for a total cumulative period of not more than 120 days if the Issuer’s board of directors determines that the filing would be detrimental to the Issuer and its stockholders, provided that the Issuer does not register any securities for its own account or any other stockholder during such 120-day period, with specified exceptions.

Piggyback Registration Rights

If the Issuer registers any of its securities for public sale in an offering, holders of registrable securities will have the right to include their shares in the registration statement. This right does not apply to specified types of registrations. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine in good faith that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement.

Expenses of Registration

The Issuer generally will pay all expenses, other than underwriting discounts and commissions, and the reasonable fees and disbursements of one special counsel for the selling stockholders incurred in connection with the registrations described above, not to exceed $25,000.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of (i) March 19, 2017 or (ii) when that holder can sell all of its registrable securities in a three-month period without restriction under Rule 144 of the Securities Act.

Other than as described in this Schedule 13D, to the knowledge of the Venrock Entities and the Venrock GPs, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

A.
Amended and Restated Investor Rights Agreement by and among the Issuer and certain of its stockholders, dated as of April 26, 2012 (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-193840), filed with the Securities and Exchange Commission on February 10, 2014).

B.	Agreement regarding filing of joint Schedule 13D.

CUSIP No. 14862Q100	Page 18 of 21
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2015

VENROCK ASSOCIATES V, L.P. By: Venrock Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK PARTNERS V, L.P. By: Venrock Partners Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P. By: VEF Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VEF MANAGEMENT V, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

CUSIP No. 14862Q100	Page 19 of 21

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 14862Q100	Page 20 of 21

SCHEDULE 1

Members

Brian D. Ascher
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Michael C. Brooks
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York 10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Anthony B. Evnin
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York 10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Anders Hove
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York 10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Bryan E. Roberts
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Michael F. Tyrrell
c/o Venrock
470 Atlantic Avenue, 4th Floor
Boston, MA 02210
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

CUSIP No. 14862Q100	Page 21 of 21

EXHIBIT B

AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: November 20, 2015

VENROCK ASSOCIATES V, L.P. By: Venrock Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK PARTNERS V, L.P. By: Venrock Partners Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P. By: VEF Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VEF MANAGEMENT V, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory